UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Term Sheet

On January 5, 2026, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) entered into a non-binding term sheet (the “Term Sheet”) with a company (the “Target”) to acquire the Target’s liquid biopsy business in exchange for 40% of the Company’s issued and outstanding share capital on a fully diluted basis. As a part of the acquisition, the Company will obtain a $15 million equity investment (the “Equity Investment”) at a Company pre-money valuation of $180 million or at such valuation as may be expressly agreed by the parties in the negotiated definitive agreement to acquire Target’s liquid biopsy business (the “Purchase Agreement”). The closings of the Equity Investment and the Purchase Agreement are intended to happen concurrently. Existing shareholders of the Company as of a record date preceding the closing of the Purchase Agreement and the Equity Investment, or such other date agreed by the parties, shall receive contingent value rights to net proceeds from the sale of the current business assets and/or business activity (the “Legacy Assets”) of the Company to a third party. The Company intends to use up to $12 million from the net proceeds of the Equity Investment to fund the ongoing operations of its Legacy Assets, unless and until it sells the Legacy Assets. If the funding of the Legacy Assets exceeds $5 million in the aggregate, the Target may be entitled to receive the amount exceeding such $5 million from any net proceeds of a sale of the Legacy Assets, including up to the entirety of the aggregate net proceeds received from the sale of the Legacy Assets (but in any case no more than such net proceeds), following a successful sale of the Legacy Assets.

Senior Convertible Debenture

In connection with the Term Sheet, on January 5, 2026, the Company entered into a binding senior convertible debenture (the “Debenture”) with the Target, whereby the Company agreed to lend the Target a principal amount of $1 million. The Debenture will bear interest at a 10% annual rate, provided, however, that in case of an Event of Default (as defined in the Debenture), the annual interest rate shall increase to 18%, retroactively as of the original issue date. The Target may prepay any portion of the principal amount of the Debenture without need for a prior written consent of the Company. Any payment thereof (including any partial payment) shall first be made on account of outstanding interest.

The Debenture matures on the date that is 180 days from January 5, 2026, on or such earlier date where (i) the Purchase Agreement has not been entered into within 60 days from January 5, 2026, (ii) if there is a change in control of the Target (including, without limitations, changes in the composition of the Target’s board of directors where the majority of board members (excluding the external members) holding office on the date hereof, cease to hold office, then the date of such change in control (the “Maturity Date”).

Following the original issue date of the Debenture, but no later than the lapse of the Maturity Date, unless otherwise extended by mutual consent of the Company and the Target, if the closing of the Equity Investment, Purchase Agreement and sale of the Legacy Assets (collectively, the “Transaction”) shall have occurred, at the time of such closing, all amounts under the Debenture shall either, according to the discretion of Target (i) be offset from any consideration payable to Target by the Company in connection with the Asset Purchase Agreement, (ii) or alternatively, at Target’s sole discretion (provided that the interest portion shall be paid in cash to the Company), the Target shall repay the outstanding amounts under the Debenture. Subject to the consummation of the Purchase Agreement, the Company and Target may further agree to redeem the outstanding principal amount under the Debenture by issuing the most senior class of securities of the entity owning the Target’s liquid biopsy business at the closing of the Asset Purchase Agreement (insofar as the Asset Purchase Agreement is consummated by way of a spin-off or a similar transaction), at a price per share based on a pre-money valuation of $45 million of such entity, and the Target will concurrently make cash payment of any interest accrued thereof, to the Company.

The Target (and the Company, in case that the Debenture has not been fully discharged by the Maturity Date, or such earlier time in case of an Event of Default which is continuing) (each, as applicable, an “Initiating Party”) may, at any time prior to the full discharge of the Debenture, convert, in whole (unless otherwise agreed by the Company to convert only part of the outstanding principal amount), the outstanding principal amount (and/or accrued interest – if instructed by the Company) of the Debenture, into ordinary shares, NIS 0.001 par value per share, of the Target, at a conversion price of NIS 0.30 per share (or, if applicable, the then applicable minimum effective conversion price permitted by the Tel Aviv Stock Exchange (the “TASE”)); provided that, in no event shall such conversion price be less than the minimum effective share price permitted by the TASE regulations and bylaws. Any conversion under the Debenture shall be subject to the approval of the TASE for the registration of the shares to be issued as a result of such conversion.

The Company is subject to an ownership limitation cap of 19.99% (the “Ownership Limitation”), and the Company shall not be entitled to convert any portion of the Debenture in excess of the Ownership Limitation (the number of Target’s ordinary shares to be converted shall not exceed 27,783,367 of the Target’s ordinary shares).

The Debenture contains certain prerequisites, such as corporate approval and TASE approval of the ordinary shares to be issued upon conversion of the Debenture, and customary representations, warranties and covenants of the Company and Target, including receipt of $5 million by the Company pursuant to the Standby Equity Purchase Agreement, dated December 12, 2025, by and between the Company and YA II PN, Ltd. The Debenture will be deemed issued at the signing, however, the Company’s obligation to pay $1 million is subject to the satisfaction of the prerequisites.

The foregoing description of the Debenture does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is attached hereto as Exhibit 4.1.

Press Release

On January 5, 2026, the Company issued a press release titled “Inspira Signs Term Sheet for Acquisition of Advanced Liquid Biopsy Cancer Diagnostics Technology and Concurrent $15 Million Investment at $180 Million Valuation,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report, with the exception of the second paragraph of the press release attached hereto as Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565 and 333-290162), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the entry into and the closings of the Purchase Agreement and the Equity Investment and the timings thereof, the Company’s pre-money valuation for the Equity Investment and the expected use of the proceeds from the Equity Investment. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 10, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit No.
4.1*	Form of Debenture.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on January 5, 2026, titled “Inspira Signs Term Sheet for Acquisition of Advanced Liquid Biopsy Cancer Diagnostics Technology and Concurrent $15 Million Investment at $180 Million Valuation.”

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that Inspira Technologies Oxy B.H.N. Ltd. treats as private or confidential.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: January 5, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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